FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person

Trident Capital Management, L.L.C.(1)

(Last)            (First)              (Middle)

c/o Trident Capital, L.P.
505 Hamilton Avenue, Suite 200

(Street)

Palo Alto, CA 94301

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2001 5. If Amendment, Date of Original (Month/Year) February 13, 2002	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
		X(2) Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							550,500	I	(3)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non Qualified Stock Option (Right to Buy)	$.75	12/20/01		A	60,000		(4)	12/19/11	Common Stock	60,000		60,000	D

Explanation of Responses:

Anita T. Moseley, as attorney-in-fact for Donald R. Dixon, Managing Director of TRIDENT CAPITAL MANAGEMENT, LLC ** Signature of Reporting Person	February 13, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

Evolving Systems, Inc (EVOL)

December 31, 2001

Trident Capital Management L.L.C.

c/o Trident Capital, L.P.

505 Hamilton Avenue, Suite 200

Palo Alto, CA 94301

(1)    This filing is being made solely to correct the name of the filing entity.

(2)    Donald R. Dixon, a member of the Board of Directors of Evolving Systems, Inc., is the Managing Director of Trident Capital Management L.L.C. This form is being filed as a result of that relationship.

(3)    Consists of 14,908 shares owned by Information Associates, C.V. ("IA C.V.") and 535,592 shares owned by Information Associates, L.P. ("IA L.P."). Trident Capital Management L.L.C. is the Investment General Partner of IA C.V. and the General Partner of I.A. L.P.

(4)    100% of the shares vest in 36 monthly installments.